UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)

Matrixx Initiatives, Inc.
(Name of Subject Company (Issuer))

Wonder Holdings, Inc.
(Name of Filing Person — Offeror)
Wonder Holdings Acquisition Corp.
(Name of Filing Person — Offeror)
H.I.G. Bayside Debt & LBO Fund II, L.P.
H.I.G. Bayside Advisors II, LLC
H.I.G.-GPII, Inc.
Sami W. Mnaymneh
Anthony A. Tamer
(Name of Filing Persons — Other)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

57685L105
(CUSIP Number of Class of Securities)

Brian Schwartz
1450 Brickell Avenue
31st Floor
Miami, Florida 33131
(305) 379-2322
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

James S. Rowe, Esq.
Michael H. Weed, P.C.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, IL 60654
Telephone: (312) 862-2000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$82,625,077.50	$6,208.45
(1)	Estimated for purposes of calculating the filing fee only. The valuation was estimated by multiplying the offer price of $8.75 per share by 9,442,866 shares of Matrixx Initiatives, Inc. common stock outstanding.

(2)	Calculated in accordance with Exchange Act Rule 0-11 by (1) multiplying the estimated transaction value as of December 22, 2010, by 0.0000713, (2) multiplying the increase in the estimated transaction value between December 22, 2010 and the date of this filing by 0.00011610, and (3) summing the results of (1) and (2).
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $821	Filing Party: Wonder Holdings, Inc.
Form or Registration No.: Schedule TO	Date Filed: February 3, 2011

Amount Previously Paid: $5,388	Filing Party: Wonder Holdings, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 22, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 9 amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relating to the tender offer by Wonder Holdings, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Wonder Holdings Acquisition Corp., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Matrixx Initiatives, Inc., a Delaware corporation (“Matrixx”), including the associated rights issued pursuant to the Rights Agreement, dated as of July 22, 2002, as amended on December 14, 2010 and further amended on January 11, 2011, between Matrixx and Registrar and Transfer Company (the shares of the common stock of Matrixx, together with the associated rights, collectively referred to as the “Shares”), at a price of $8.75 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated December 22, 2010 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.”
     All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
Items 1 though 9 and 11
     (1) Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby revised as follows:
     The Offer expired at 11:59 p.m., New York City time, on Monday, February 14, 2011. The Depositary (as defined in the Offer to Purchase) has advised Parent and Purchaser that a total of 6,525,546 Shares had been validly tendered and not properly withdrawn upon expiration of the Offer (including 211,814 Shares subject to guaranteed delivery procedures). Purchaser accepted for payment all such Shares in accordance with the terms of the Offer. As a result of these transactions, Purchaser owns approximately 69.1% of the Shares.
     In accordance with the Agreement and Plan of Merger, dated as of December 14, 2010, among Matrixx, Parent and Purchaser (the “Merger Agreement”), Purchaser has commenced a subsequent offering period to acquire all remaining untendered Shares. The subsequent offering period will expire at 11:59 p.m., New York City time, on February 17, 2011. During the subsequent offering period, Purchaser will immediately accept for payment and promptly pay for properly tendered Shares as such Shares are tendered. Stockholders who properly tender during the subsequent offering period will receive the same $8.75 per Share cash consideration (without interest and less any applicable withholding taxes) that is payable to stockholders who tendered during the initial offering period. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (i) Shares cannot be delivered by the guaranteed delivery procedure and (ii) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, Shares tendered during the subsequent offering period may not be withdrawn.
     Following the subsequent offering period, Purchaser may exercise its “top-up option” to purchase Shares from Matrixx at a price of $8.75 per Share in accordance with the terms of the Merger Agreement. These Shares, when added to the number of Shares owned by Purchaser as a result of the initial offer period and the subsequent offering period, may result in Purchaser owning more than 90% of the Shares then outstanding. If Purchaser owns at least 90% of the Shares after the subsequent offering period and, if applicable, after Purchaser’s exercise of the “top-up option” under the terms of the Merger Agreement, Purchaser and Parent will effect the Merger in accordance with the short-form merger provisions of the Delaware General Corporation Law, without prior notice to, or any action by, any other Matrixx stockholder.
     If Purchaser is not able to consummate a short-form merger, it intends to seek approval of the merger by a vote of Matrixx’s stockholders at a duly held meeting, where, as a result of Purchaser’s acquisition of Shares in the Offer, it will be able to approve the Merger without the affirmative vote of any other stockholder. Upon consummation of a short-form or other merger, Matrixx will become a wholly-owned subsidiary of Parent, and each Share will be cancelled and (except for Shares held by Purchaser, Parent, Matrixx or their respective subsidiaries or Shares held by Matrixx’s stockholders who have and validly exercise appraisal rights under Delaware law) will be converted into the right to receive the same consideration, without interest and less any applicable withholding taxes, received by holders who tendered Shares in the Offer and the subsequent offering period.

     On February 15, 2011, Matrixx and H.I.G. Capital, LLC issued a joint press release announcing the preliminary results of the Offer and the commencement of the subsequent offering period. The full text of the press release is attached hereto as Exhibit (a)(1)(M) and is incorporated herein by reference.
     (2) Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented by adding the following paragraph as the last paragraph of the subsection captioned “General” in Section 16 — “Certain Legal Matters; Regulatory Approvals.” in the Offer to Purchase:
     “In order to avoid the costs, disruption and distraction of further litigation, and without admitting the validity of any allegations made in the Schneider Complaint, counsel for each of the defendants entered into a memorandum of understanding dated as of February 14, 2011 with plaintiff’s counsel (the “MOU”), which sets forth an agreement in principle to settle the Schneider Complaint on the terms and conditions set forth in the MOU (the “Settlement”). The MOU provides, among other things, that the parties to the Schneider Complaint will use their best efforts to agree upon, execute and present to the court, within 30 days of the MOU, a formal stipulation of settlement (the “Stipulation”), which shall include, among other things, the following provisions:
(i) a conditional certification of the Schneider Complaint as a consolidated class action on behalf of Matrixx’s public stockholders (the “Class”) pursuant to Arizona law;
(ii) a complete discharge, dismissal with prejudice, settlement and release of, and an injunction barring, all claims of any kind or nature whatsoever that have been, could have been, or in the future can or might be asserted against the defendants (including certain affiliates and representatives thereof) in the Schneider Complaint or in any other matter by or on behalf of any member of the Class, except the right of the plaintiff or any other member of the Class to enforce the terms of the Stipulation;
(iii) a release by the defendants of the plaintiff, members of the Class and plaintiff’s counsel from all claims arising out of the institution, prosecution, settlement or resolution of the Schneider Complaint, except the right to enforce the terms of the Stipulation or the MOU;
(iv) that the defendants have denied and continue to deny that any of them have committed or have threatened to commit or have aided or abetted the alleged commission of any violations of law or breaches of duty to the plaintiff, the Class or anyone else; and
(v) an acknowledgement that plaintiff’s counsel has a claim for attorneys’ fees and reimbursement of expenses in connection with the Schneider Complaint and an agreement by the defendants not to oppose plaintiff’s application for fees and expenses up to and not exceeding $150,000.
     In addition, the MOU provides that all proceedings in the Schneider Complaint, except for those relating to the Settlement, shall be suspended pending the negotiation and execution of the Stipulation. Except for the fees and expenses of plaintiff’s counsel, the defendants shall bear no other expenses, costs, damages or fees alleged or incurred by the plaintiff, by any member of the Class, or by any of their attorneys, experts or other representatives.
     The MOU shall be null and void and of no further force and effect, unless otherwise agreed to by the parties, if (i) the Settlement does not obtain final approval by the court; (ii) plaintiff concludes, after obtaining certain confirmatory discovery that Matrixx is obligated to provide pursuant to the MOU, that the Settlement is not fair, adequate, and in the best interests of the Class, or (iii) the Offer is not concluded for any reason. The effective date of the Settlement shall be the date on which the order of the court approving the Settlement becomes final and no longer subject to further appeal or review.”
Item 12. Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(M)
Joint Press Release issued by H.I.G. Capital, LLC and Matrixx Initiatives, Inc. on February 15, 2011 (incorporated by reference to Exhibit (a)(18) to Amendment No. 8 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Matrixx Initiatives, Inc. with the Securities and Exchange Commission on February 15, 2011)

SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 15, 2011

WONDER HOLDINGS, INC.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

WONDER HOLDINGS ACQUISITION CORP.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.
By: H.I.G. Bayside Advisors II, LLC
Its: General Partner

By: H.I.G.-GPII, Inc.
Its: Manager

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Vice President and General Counsel

H.I.G. BAYSIDE ADVISORS II, LLC
By: H.I.G.-GPII, Inc.
Its: Manager

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Vice President and General Counsel

H.I.G.-GPII, INC.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Vice President and General Counsel

SAMI W. MNAYMNEH
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

ANTHONY A. TAMER
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 22, 2010.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Summary Advertisement as published on December 22, 2010 in the New York Times.*
(a)(1)(G)	Joint Press Release issued by H.I.G. Capital, LLC and Matrixx Initiatives, Inc. on December 22, 2010.*
(a)(1)(H)	Joint Press Release issued by H.I.G. Capital, LLC and Matrixx Initiatives, Inc. on December 29, 2010.*
(a)(1)(I)	Press Release issued by H.I.G. Capital, LLC on January 19, 2011.*
(a)(1)(J)	Press Release issued by H.I.G. Capital, LLC on January 28, 2011.*
(a)(1)(K)	Press Release Announcing Second Extension to Tender Offer issued by H.I.G. Capital, LLC on February 1, 2011.*
(a)(1)(L)	Press Release Announcing Increase to Offer Price issued by H.I.G. Capital, LLC on February 1, 2011.*
(a)(1)(M)
Joint Press Release issued by H.I.G. Capital, LLC and Matrixx Initiatives, Inc. on February 15, 2011 (incorporated by reference to Exhibit (a)(18) to Amendment No. 8 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Matrixx Initiatives, Inc. with the Securities and Exchange Commission on February 15, 2011).

(a)(5)(A)	Complaint dated January 7, 2011, filed in the Superior Court of the State of Arizona, County of Maricopa, captioned Schneider v. Hemelt et al.*
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of December 14, 2010, among Matrixx Initiatives, Inc., Wonder Holdings Acquisition Corp. and Wonder Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Matrixx Initiatives, Inc. with the Securities and Exchange Commission on December 14, 2010).*

(d)(2)	Exclusivity and Confidentiality Agreement, dated as of March 26, 2010, between Matrixx Initiatives, Inc. and H.I.G. Middle Market LLC.*
(d)(3)
Limited Guarantee, dated as of December 14, 2010, made by H.I.G. Bayside Debt & LBO Fund II, L.P. in favor of Matrixx Initiatives, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Matrixx Initiatives, Inc. with the Securities and Exchange Commission on December 14, 2010).*

(d)(4)	Equity Commitment Letter, dated as of December 14, 2010, from H.I.G. Bayside Debt & LBO Fund II, L.P. to Wonder Holdings Acquisition Corp.*
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.